EXHIBIT 99.1

POET Technologies Announces Closing of US$75 Million Investment to Accelerate Growth in AI Connectivity Solutions

TORONTO, Oct. 07, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced that it has closed a non-brokered financing with a single institutional investor. The Corporation issued and sold 13,636,364 common shares of the Corporation (the “common shares”) and one common share purchase warrant of the Corporation (the “warrant”) in a private placement for gross proceeds of US$75,000,002 (the “Investment”), before deducting related expenses. A more detailed discussion of the terms of the Investment and the securities issued therein is included further below.

This represents the largest single investment in POET’s history.   The Corporation intends to use the net proceeds from this investment for corporate development, including targeted acquisitions, scaling up of R&D, acceleration of the light source business, expanding operations and general working capital.

“The massive growth of AI infrastructure represents an unprecedented opportunity for which POET is well-prepared,” said Dr. Suresh Venkatesan, Executive Chairman & Chief Executive Officer of POET. “Our base thesis has always been to provide a flexible integration platform for cutting edge technologies and to scale those advanced solutions rapidly and economically. With a war chest of over $150 million in cash and no significant debt, we are now able to scale up our own growth ambitions in the market for advanced AI hardware solutions. This includes investments and targeted acquisitions to secure our technological lead and revenue generating opportunities in light sources for chip-to-chip connectivity, ultra high-speed transceivers and related applications. We will continue to drive innovation, expand operations, and pursue revenue in key target markets, bringing long-term value to shareholders.”

Terms of the Investment

The combined price of one common share and the Warrant (in respect of one Common Share) was US$5.50. The warrant entitles the holder to purchase up to 13,636,364 common shares at a per share exercise price of C$9.78, subject to adjustment, and became exercisable immediately upon issuance. The warrant is exercisable in whole or in part until October 7, 2030. The Investment was completed on a non-brokered private placement basis pursuant to the terms and conditions of a securities purchase agreement dated October 7, 2025, between the Corporation and the investor. No commission or finder's fee was paid by the Corporation, and no underwriter or sales agent was engaged by the Corporation in connection with the Investment. All securities issued in connection with the investment were issued pursuant to OSC Rule 72-503 – Distributions Outside Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications.  POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China.  More information about POET is available on our website at www.poet-technologies.com

Media Relations Contact: Adrian Brijbassi Adrian.Brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Corporation's expectations with respect to the Corporation’s products, the scalability of the POET Optical Interposer and the success of the Corporation's products, the Corporation's use of proceeds for the Investment, the Corporation's ability to complete the Malaysia expansion, the Corporation being well-capitalized upon the closing of the Investment and the Corporation being able to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding the size of the market for its products, the capability of its operations to produce products on time and at the expected costs, the performance and availability of certain components, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Corporation's product offerings, performance of its technology, the performance of key components, and ability of its customers to sell their products into the market. For further information concerning these and other risks and uncertainties, refer to the Corporation's filings on SEDAR+ at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Corporation believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Corporation's securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

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